Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

FOR IMMEDIATE RELEASE:

VOLTAIRE ANNOUNCES RESULTS OF 2010 ANNUAL MEETING OF
SHAREHOLDERS

CHELMSFORD, Mass. and RA’ANANA, Israel – June 30, 2010 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced the results of its 2010 Annual Meeting of Shareholders held on June 29, 2010, at the offices of the Company at 13 Zarchin Street, Ra’anana, Israel.

At the Annual Meeting of Shareholders, the shareholders adopted the following resolutions:

(1)
to reelect Mr. Eric Benhamou and Mr. Miron (Ronnie) Kenneth, and to elect Mr. John C. Baker, President of Baker Capital, each as a Class III director, to serve for a three-year term from the date of the Annual Meeting, pursuant to the Articles of Association of the Company;

(2)
to reelect Ms. Yaffa Krindel and Mr. Rafi Maor as outside directors of the Company, each to hold office for a three-year term as of February 7, 2011, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999;

(3)
to approve for a three-year term as of February 7, 2011 the continued service of Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer, as Chairman of the Board of Directors of the Company;

(4)
Further to the approval of the Compensation Committee, the Audit and Finance Committee and the Board of Directors, to approve the following grants to Mr. Miron (Ronnie) Kenneth, as of the date of the Annual Meeting (the “Grant Date”):

(a)	41,085 ordinary shares of the Company for achievement of objectives for the 2009 fiscal year, with immediate vesting as of the Grant Date; and

(b)
up to 54,000 ordinary shares in the form of performance-based restricted share units under the Company’s 2007 Incentive Compensation Plan, with the exact number to be determined upon achievement of objectives for the 2010 fiscal year, such that 50% shall vest one year from the Grant Date, and the remaining 50% shall vest two years from the Grant Date;

(5)
to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm for the year ending December 31, 2010 and until the 2011 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation.

Shareholders of record as of the close business on May 31, 2010 were entitled to vote at the meeting. A total of 18,831,630 shares, representing approximately 89% of the Company’s total outstanding shares, were represented at the meeting.

About Voltaire
Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC, SGI and Sun. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Chelmsford, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

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